RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

February 24, 2004   Trading Symbol: TSX: RNG

RIO NARCEA ANNOUNCES LISTING ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "RNO"

Toronto – Rio Narcea Gold Mines Ltd. ("Rio Narcea") is pleased to announce that it has received approval for the listing of its common shares on the American Stock Exchange ("AMEX"). The Company's shares are expected to commence trading on AMEX on Wednesday, February 25, 2004 under the symbol "RNO".

"The listing on the AMEX offers an excellent platform for Rio Narcea to further raise its corporate profile and broaden its base of investors in the large US capital markets. We also anticipate that our new AMEX listing will further increase our share liquidity. We view the listing as another milestone as we work towards our near-term objective of joining the ranks of the mid-tier mining companies, " said Alberto Lavandeira, President and CEO.

The Company's common shares will also continue to trade on the Toronto Stock Exchange (TSX) under the symbol "RNG".

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In Spain, the Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development and construction of its 100%-owned Aguablanca nickel-copper-PGM deposit, scheduled for commissioning in late 2004. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.